UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-39240

GFL Environmental Inc.

(Translation of registrant’s name into English)

1759 Purdy Avenue, Suite 300

Miami Beach, Florida 33139

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐              Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

The 2026 annual and special meeting of shareholders (the “Annual and Special Meeting of Shareholders”) of GFL Environmental Inc.(the “Company”) will be held on May 13, 2026. The Notice of Annual and Special Meeting of Shareholders and Management Information Circular, the Form of Proxy and the Certificate of Abridgment are attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively. Exhibit 99.1 to this Current Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-236949) and Form F-10 (File No. 333-291669).

Exhibit Number	Description

99.1	GFL Environmental Inc. Notice of Annual and Special Meeting of Shareholders and Management Information Circular.

99.2	GFL Environmental Inc. Form of Proxy.

99.3	Certificate of Abridgment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFL Environmental Inc.

Date: April 22, 2026	By:	/s/ Mindy Gilbert
Name: Mindy Gilbert
Title: Executive Vice President and Chief Legal Officer